

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 19, 2009

By facsimile to (202) 663-8007 and U.S. Mail

Mr. Siping Fang
Chairman, President, and Chief Executive Officer
China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province, People's Republic of China 475002

Re: China Valves Technology, Inc.
Pre-effective Amendment 3 to Registration Statement on Form S-1
Filed February 10, 2009
File No. 333-154159
Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
Subsequent Exchange Act Reports
File No. 0-28481

Dear Mr. Fang:

We reviewed the filings and have the comments below.

Pre-effective Amendment 3 to Registration Statement on Form S-1

Directors and Executive Officers, page 48

1. In the biographical paragraph of Mr. Rensui Tang, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K. As drafted, the disclosure does not indicate Mr. Tang's business experience after April 2008 and does not indicate when Mr. Tang became China Valves' chief financial officer.

Financial Statements for the Period Ended September 30, 2008

Note 13 – Shareholder's Equity, page F-25

2. We have reviewed your response to prior comment 6. We note that Mr. Li is Mr. Fang's surrogate in the Make Good Escrow Arrangement with the investors. The agreement to release shares to an officer of the company upon the achievement of certain performance-based goals in these types of arrangements is presumed by the staff to be a separate

compensatory arrangement. Accordingly, the fair value of the shares at the time they are released back to the officer should be recognized as a charge to income in that period. As such, please revise your disclosure to clearly discuss the compensatory nature of the agreement as well as how you will account for the shares upon their release. In addition, disclose the income thresholds necessary for fiscal years 2008, 2009 and 2010.

Financial Statements for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page F-33

3.      We have reviewed your response to prior comment 7. It is still not clear how your response reconciles the changes in accounts receivable – trade, other receivables, prepaid expenses, accrued liabilities, and other payables as reflected on the statement of cash flows to the amounts reported on the balance sheet for the year ended December 31, 2007 as well as the nine months ended September 30, 2008. For example, it is not clear how the change in other receivables in the amount of $738,305 as reflected on the statement of cash flows for the nine months ended September 30, 2008 reconciles to the amounts reported on the balance sheet. Per your balance sheet, you had other receivables in the amount of $5,703,132 as of September 30, 2008 and $4,638,477 as of December 31, 2007, which represents a change of $1,064,655. Thus, you should reconcile the change of $738,305 per your statement of cash flows to the change of $1,064,655 per your balance sheet. As previously requested, please revise to provide us with a clear reconciliation of the changes in accounts receivable – trade, other receivables, prepaid expenses, accrued liabilities, and other payables as reflected on the statement of cash flows to the amounts reported on the balance sheet for the year ended December 31, 2007 as well as the nine months ended September 30, 2008.

Exhibit 5.1

4.      We note the statements in the first paragraph that counsel has reviewed "Amendment No. 1" to the Form S-1. Please have counsel revise this reference in light of the fact that the company has filed multiple amendments to the Form S-1.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691.  You may direct questions about other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc:  Louis A. Bevilacqua, Esq.
     Thomas M. Shoesmith, Esq.
     Joseph R. Tiano, Jr., Esq.
     Pillsbury Winthrop Shaw Pittman LLP
     2300 N Street, N.W.
     Washington, DC 20037-1122